UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 6

Under the Securities Exchange Act of 1934

CCC INTELLIGENT SOLUTIONS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12510Q 100

(CUSIP Number)

Copy to:

Amanda McGrady Morrison

General Counsel and Chief Legal Officer

Advent International

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

May 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,316,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,316,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,316,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 621,529,879 shares of common stock of the Issuer (“Common Stock”) outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,316,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,316,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,316,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%*
14	TYPE OF REPORTING PERSON OO

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,785,029
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,785,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,785,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON OO

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS CYPRESS INVESTOR HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,531,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,531,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,531,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS Advent International GPE VIII-C Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,812,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,812,112

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,812,112
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS GPE VIII CCC Co-Investment (Delaware) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,972,917
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,972,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,972,917
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS Cypress Investment GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,531,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,531,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,531,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%*
14	TYPE OF REPORTING PERSON OO

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS GPE VIII GP S.à.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,812,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,812,112

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,812,112
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS GPE VIII GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,972,917
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,972,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,972,917
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 621,529,879 shares of Common Stock outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024.

Explanatory Statement

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 9, 2021, as amended from time to time (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On May 30, 2024, Cypress Investor Holdings, L.P. (“Cypress Investor”), GPE VIII CCC Co-Investment (Delaware) Limited Partnership (“GPE VIII CCC Co-Investment”) and Advent International GPE VIII-C Limited Partnership, (“Advent International VIII-C” and together with Cypress Investor and GPE VIII CCC Co-Investment, the “Advent Funds”) sold 30,531,795 shares, 10,125,546 shares and 965,651shares of Common Stock, respectively, for $11.426 per share (the “May 2024 Offering”), pursuant to that certain Underwriting Agreement by and among the Advent Funds, the Issuer and the underwriters (the “May 2024 Underwriting Agreement”). In connection with the May 2024 Offering, the Advent Funds entered into customary “lock-up” agreements with the underwriters, dated May 28, 2024 (the “May 2024 Lock-up Agreements”), pursuant to which the Advent Funds generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, during the period commencing on May 28, 2024 and ending on June 27, 2024, without prior written consent from at least two of the four underwriters.

The foregoing descriptions of the May 2024 Underwriting Agreement and the May 2024 Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the May 2024 Underwriting Agreement, a copy of which is attached as Exhibit 99.1, and a form of the May 2024 Lock-up Agreement attached as Exhibit A to the May 2024 Underwriting Agreement, both of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a)

and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of May 30, 2024, the Reporting Persons beneficially owned in the aggregate 164,316,321 shares of Common Stock, which represents approximately 26.4% of the outstanding shares (based on 621,529,879 shares of Common Stock of the Issuer outstanding as of May 28, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on May 29, 2024, the “Outstanding Shares”).

(b)	The Reporting Persons directly hold or are attributed beneficial ownership of the reported securities as follows:

•	120,531,292 shares are held directly by Cypress Investor;

•	3,812,112 shares are directly held by Advent International VIII-C;

•	39,972,917 shares are directly held by GPE VIII CCC Co-Investment;

•	Cypress Investment GP, LLC (“Cypress GP”), as general partner of Cypress Investor, may be deemed to beneficially own the 120,531,292 shares held directly by Cypress Investor;

•	GPE VIII GP S.à.r.l (“Advent GP Luxembourg”), as general partner of Advent International VIII-C, may be deemed to beneficially own the 3,812,112 shares held directly by Advent International VIII-C;

•

GPE VIII GP Limited Partnership (“Advent GP Cayman”), as general partner of GPE VIII CCC Co-Investment, may be deemed to beneficially own the 39,972,917 shares held directly by GPE VIII CCC Co-Investment;

•

Advent International GPE VIII, LLC (“Advent VIII GP”), as manager of Advent GP Luxembourg and general partner of Advent GP Cayman, may be deemed to beneficially own the 43,785,029 shares held directly by Advent International VIII-C and GPE VIII CCC Co-Investment; and

•

Advent International GP, LLC, as general partner of Advent International, L.P. (“Advent”), and Advent, as manager of Advent VIII GP and managing member of Cypress GP, may each be deemed to beneficially own the 164,316,321 shares held directly by Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment.

The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as previously defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as previously defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the May 2024 Offering, none of the Reporting Persons have effected transactions in the Issuer’s Common Stock since the most recent filing of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Underwriting Agreement, dated as of May 28, 2024, by and among the Advent Funds, the Issuer and the Underwriters (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on May 30, 2024, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 3, 2024

CYPRESS INVESTOR HOLDINGS, L.P.

By: CYPRESS INVESTMENT GP, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL, L.P., MANAGING MEMBER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER /s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

CYPRESS INVESTMENT GP, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGING MEMBER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER /s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL VIII-C LIMITED PARTNERSHIP

By: GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER /s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER /s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL, L.P., MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER /s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

GPE VIII GP LIMITED PARTNERSHIP
By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL, L.P., MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER /s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGER By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER /s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL, L.P. By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GP, LLC

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance